REGIONAL HEALTH PROPERTIES, INC.

454 Satellite Boulevard NW, Suite 100

Suwanee, Georgia 30024

(678) 869-5116

April 27, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dan Duchovny
Office of Mergers and Acquisitions

Kibum Park
Office of Real Estate and Construction

Re:	Regional Health Properties, Inc.
Registration Statement on Form S-4
Filed on February 14, 2023
File No. 333-269750

Schedule 13E-3 filed by Regional Health Properties, Inc.
Schedule TO-I filed by Regional Health Properties, Inc.
File No. 005-83967
Filed on February 14, 2023

Ladies and Gentlemen:

Set forth below are the responses of Regional Health Properties, Inc. (“we” or the “Company”) to the comments set forth in the comment letter of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 8, 2023 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-4, File No. 333-269750 (the “Registration Statement”), filed with the Commission on February 14, 2023. In connection with this response letter, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission today via EDGAR. The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments.

For your convenience, we have summarized below in bold type each comment of the Staff contained in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of each comment. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

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Registration Statement on Form S-4

Questions and Answers, page 4

1.	Please add a question and answer describing whether holders of Series A shares are restricted to vote their shares in any specific way based on their intent to tender or vice versa.

RESPONSE: In response to the Staff’s comment, the Registration Statement has been revised to add the requested question and answer. Please see page 8 of Amendment No. 1.

Special Factors - Determination of Fairness of the Exchange Offer by the Company, page 38

2.	Please remove the language that “the Company may be deemed to be engaged in a ‘going private’ transaction” (emphasis added) as you have determined to file a Schedule 13E-3.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of Amendment No. 1.

3.	Please revise this section to state whether the board has made a fairness determination as to unaffiliated holders of Series A preferred stock.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of Amendment No. 1.

4.	Refer to the first bullet point on page 39. Please provide support for the conclusion expressed therein.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of Amendment No. 1.

5.	Please refer to the third bullet point on page 39. We note that except for a higher dividend, which is not payable for more than four years, the terms of the Series B preferred stock do not appear to be an improvement over the terms of the Series A. Please revise to explain why you believe this bullet point is included as supportive of the fairness determination.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of Amendment No. 1.

6.	Please expand your disclosure in the first two bullet points on page 40 to describe how these factors were supportive of your fairness determination.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 40-41 of Amendment No. 1.

7.	Please revise your disclosure to discuss all of the factors referenced in instruction 2 to Item 1014 of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 40-41 of Amendment No. 1.

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The Special Meeting, page 52

8.	We note proposal number two contains two proposals for the holders of Series A preferred stock shares: one proposal is asking shareholders to vote to increase and then decrease the number of authorized shares of preferred stock while the other requests shareholders to vote to approve the creation of the Series B preferred stock. Similarly, proposal one for the holders of Common Stock and Series E Preferred Stock contains two proposals: one proposal is asking shareholders to vote to approve several amendments to your charter relating to the Series A preferred stock while the other requests shareholders to vote to increase and then decrease the number of authorized shares of preferred stock. Please unbundle each of these proposals to allow shareholders to vote separately on material matters. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has reviewed Rule 14a-4(a)(3) of Regulation 14A and guidance issued by the Staff with respect thereto and does not believe the Company is required to unbundle the components of either the Series B Preferred Stock Proposal or the Common Charter Amendment Proposal.

In each of the proposals in question, the Company requests the applicable class of shareholders to increase and then decrease the number of authorized shares of preferred stock. The requested temporary increase in the number of authorized shares of preferred stock is designed to facilitate the issuance of the Series B Preferred Stock in certain circumstances. Because the shares of Series B Preferred Stock are consideration in the Exchange Offer and must therefore be authorized, created, designated and issued immediately prior to the completion of the Exchange Offer, if more than 2,188,465 shares of Series A Preferred Stock are tendered and accepted for exchange by the Company in the Exchange Offer, the Company will have exceeded its authorized number of shares of preferred stock for a moment in time until the Exchange Offer is completed and the shares of Series A Preferred Stock tendered in the Exchange Offer are retired and restored to the status of authorized but unissued shares of undesignated preferred stock.

Pursuant to the guidance in Question 101.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations, the Staff notes that “multiple matters that are so ‘inextricably intertwined’ as to effectively constitute a single matter need not be unbundled.” With respect to the vote of the holders of Series A Preferred Stock, the Company believes the voting items in question are “inextricably intertwined” because the temporary increase facilitates the completion of the Exchange Offer in certain circumstances and has no other independent purpose.

Similarly, pursuant to the guidance in Question 101.02 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations, the Staff notes that it “would not ordinarily object to the bundling of any number of immaterial matters with a single material matter” and that, in determining materiality, “registrants should consider whether a given matter substantively affects shareholder rights.” With respect to the vote of the holders of Common Stock and Series E Preferred Stock, the Company believes the temporary increase is not material to such holders and does not substantively affect their rights. Before and after the temporary increase, the Company will have (i) authorized share capital of 60,000,000 shares, consisting of 55,000,000 shares of common stock and 5,000,000 shares of preferred stock, and (ii) 2,811,535 shares of preferred stock outstanding. Moreover, the Series E Preferred Stock has no significant economic rights and will be redeemed in connection with the Special Meeting. The temporary increase therefore does not substantively affect the rights of the holders of Common Stock and Series E Preferred Stock.

For these reasons, the Company believes that the components of each of the Series B Preferred Stock Proposal and the Common Charter Amendment Proposal should not be considered separately, and the Company respectfully submits that the holders of Series A Preferred Stock and the holders of Common Stock and Series E Preferred Stock should instead consider each of the Series B Preferred Stock Proposal and the Common Charter Amendment Proposal, as applicable, as currently drafted.

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If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (678) 368-4402 or Clinton W. Rancher of Baker Botts L.L.P. at (713) 229-1820.

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Very truly yours,

REGIONAL HEALTH PROPERTIES, INC.

By:	/s/ Brent Morrison
Brent Morrison
Chief Executive Officer and President

cc:	Joshua Davidson, Baker Botts L.L.P.
Clinton W. Rancher, Baker Botts L.L.P.

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